Exhibit 99.1

No. 31/08

IAMGOLD RELEASES QUIMSACOCHA
PRE-FEASIBILITY STUDY
Positive Results Demonstrate a Solid Project for IAMGOLD

Toronto, Ontario, July 29, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce results of the Pre-Feasibility Study (the "Study") of its 100% owned Quimsacocha Gold Project located in Ecuador. The Study was compiled by IAMGOLD Project Development Group, with the collaboration of Golder Associates, SNC Lavalin, Lakefield Research, Promas, Water Management Consultants, J. Kaehne Associates and Caminosca.

Joseph Conway, President and CEO of IAMGOLD said, "Results of the Study are highly encouraging and Quimsacocha continues to demonstrate that it is a very solid project for us. We have been working in Ecuador for the past twelve years developing community programs and building positive government relations. We will continue to partner with all stakeholders to create new economic and social benefits for the people of Ecuador within a responsible mining framework."

The Study shows that during the first three years of production, Quimsacocha will produce on average 224,000 ounces of gold per year at an average grade of 7.1 g/t Au and with cash costs averaging $214 per ounce before royalties and profit sharing. The operation would generate, over the first three years, a pre-tax cash flow of $352 million. Over a projected mine life of 7.5 years, the current deposit would produce an average of 202,000 ounces of gold per year at an average cash cost of $272 per ounce (no royalties or profit sharing included), generating a pre-tax operating cash flow of $669 million. The Study shows an Internal Rate of Return, using undiscounted cash flow, of 21.3% (pre-tax and government royalties) and has an estimated payback within 35 months.

Summary highlights of the Study are shown in the table below:

Diluted Mineral Resource (Indicated) 3.0 g/t Au cutoff	10.0 Mt @ 6.8 g/t Au for 2,075,000 ounces
Mineral Reserve 3.0 g/t Au cutoff	8.1 Mt @ 6.5 g/t Au for 1,682,000 ounces
Net Recoverable Gold (oz)	1,514,000	(based on 90% recovery)
Average Annual Gold Production (oz)	202,000	(224,000 – Years 1 to 3)
Cash Cost per ounce before royalties	$272	($214 – Years 1 to 3)
Initial investment (CAPEX)	$337 M

Sustaining Capital	$26 M
Operating Cash flow pre-tax	$669 M
IRR - pre-tax (0% discount)	21.3%
Payback	35 months
Mine Life	7.5 years

Capital expenditures up to commercial production, including all expenditures on development studies, are estimated at $337 million. A contingency of $45 million is included.

IAMGOLD released indicated and inferred resources of 3,347,000 and 245,000 ounces of gold respectively on Quimsacocha as part of the 2007 year end update of the reserves and resources.  For the purposes of the Pre-Feasibility Study, only indicated resources within a 3.0 g/t Au envelope were considered. A gold price of $750 per ounce was assumed for the financial analysis, and current market prices for all materials were applied. All dollar amounts presented in this press release are expressed in US dollars.

The Study shows that the main Quimsacocha deposit on its own provides strong returns in the current economic environment and that it can be the base for future growth through exploration on our regional targets at Rio Falso, Quimsacocha West and the other surrounding properties. The capital requirement to develop the project has increased substantially, reflecting the increased cost pressures that have been facing all new projects.
Over the next eighteen months, The Company will be working on the Feasibility Study, while pursuing our work on the Environmental Impact Assessment and the Social Impact Assessment.

The Company would begin construction activities early in 2010 and reach commercial production in the second half of 2011.

New Mining Code

During the second quarter, the government of Ecuador has advanced the process of revising the country’s Mining Code by conducting an extensive review of the policy recommendations made by the Constitutional assembly and through dialogue with international mining experts. A mining committee consisting of senior officials of the Mining Ministry and representatives of the large mining companies active in Ecuador, including IAMGOLD, has conducted regular and constructive discussions regarding technical, fiscal and environmental aspects of the new Mining Code.

On June 27th the Minister of Mines submitted a draft Mining Code to the President of Ecuador for his review.

The President of Ecuador has consistently maintained his commitment to developing a Mining Policy that allows for and promotes responsible large-scale mining, while providing an equitable sharing of benefits between all stakeholders. The President of Ecuador has indicated his intention to publish the draft Mining Code and conclude the Constitutional assembly process before the end of August.

Location

Quimsacocha is a high sulphidation epithermal gold-copper-silver deposit, located in the Western Cordillera of the Andes, sitting at an elevation of about 3,600 meters. The vegetation is sparse and typical of Andean vegetation above the tree line.

The project is accessible via a partly paved road from Cuenca, the third largest city in Ecuador, and from Machala, the second largest port in the country.  The electrical power grid is accessible within 25 kilometres of the project. The project also benefits from a large population pool in the surrounding communities. Consistent with our sustainable development strategy to actively promote local employment, IAMGOLD expects to recruit its employees from these communities.

Capital Investment Program

The investment program amounts to $337 million and is summarized below:

(US $000)
Studies and Support Activities (initial period)	$14,000
Mine Development	$4,663
Mine Equipment & Facilities	$26,237
Mobile Equipment - Surface	$3,605
Powerline, Roads and Buildings	$29,361
Processing Facilities	$131,169
Tailings and Water Management	$12,510
Pre-Production: Mine	$28,799
Mill and General Services	$9,417
Indirects	$30,000
Acquisition Related Payment	$2,365
Subtotal	$292,126
Contingency	$45,000
Total	$337,126

The investment program has been assumed to start at the beginning of 2009 and spans the period through to commercial production in the latter part of 2011, including preparation of all development studies, permitting, construction and start-up of the mine. The level of accuracy of the capital investment estimate is ±25%.

Mining

The preliminary mining plan has been established using the post pillar cut and fill method. This is a selective mining method and it will require backfill for stability. Two ramps will be developed from surface to provide access to the lower portion of the deposit.  This will require about 18 months of pre-production development.

Some 15% of the ore grade volume will be left behind in the permanent pillars.  Additionally, an added mining recovery factor of 95% has been applied on production volumes but not on development.

The table below provides the details on the tonnage and grade to be recovered:

	Tonnes (000)	Au		Ag		Cu
		g/t	(000 oz)	g/t	(000 oz)%		(000 lbs)
Diluted Indicated Mineral Resource	9,996	6.5	2,075	36.4	11,686	0.42	92,210
Left inside pillars	1,479	6.4	306	36.0	1,713	0.41	13,348
Loss on mining recovery	419	6.5	87	36.4	486	0.42	3,879
Mineral Reserve	8,098	6.5	1,682	36.4	9,487	0.42	74,983

Mining costs have been established at an average of $36.95 per tonne milled over the mine life, including paste backfill costs.

Mineral Processing

The characteristics of the mineralization necessitate a two step process to optimize gold recovery. The first step involves a conventional flotation plant built at the mine site. The plant design capacity is 3,000 tonnes per day and the copper and other sulphides, containing gold and silver, will be recovered in a concentrate representing 22% of the mass.

The concentrate will be shipped to sea level for the second step of processing, consisting of oxidation of the sulphide minerals using an autoclave, followed by carbon-in-leach for gold extraction and recovery. The copper recovery will be accomplished by cementation on iron

Based on metallurgical testwork, the recoveries are forecast to be 90% for gold, 92% for copper and 77% for silver.  In addition to the 202,000 ounces of gold produced on average every year, some1.0 million ounces of silver and 9.3 million pounds of copper will be produced

The mining and processing method selected will limit environmental impact at the mine site, as about 20% of the processed ore will be shipped as concentrate, and of the remaining 80% concentrator tailings, 60% will be returned underground in paste backfill, leaving only 20% of original feed material to be stored in a surface containment facility.

Operating Costs

The combined processing costs from both sites, and including transportation of concentrate, tailings operations and power, are estimated at $36.63 per tonne milled.

Total operating costs, including $6.94 per tonne milled for general and administration costs are estimated at $80.50 per tonne.  The total cost is brought down to $50.80 per tonne milled after application of the by-product credit (equivalent to almost $30.00 per tonne milled).

The copper price and silver price used in the valuation of the by-product credit are $2.80 per pound and $11.50 per ounce respectively.

The Pre-feasibility production summary per year is outlined below:

Year	Tonnes Milled	Average Grade			Gold Production	Cost per ounce (before Royalties & profit sharing)
		(g/t Au)	(g/t Au)	(% Cu)	(oz)	$ / ounce
2011	500,000	7.7	50.5	0.82	111,310	172
2012	1,095,000	6.6	52.9	0.55	209,600	255
2013	1,095,000	7.0	49.7	0.57	220,500	206
2014	1,095,000	7.5	42.1	0.53	237,800	195
2015	1,095,000	6.8	32.9	0.35	216,500	258
2016	1,095,000	5.6	25.1	0.28	177,900	358
2017	1,095,000	5.4	20.7	0.23	172,000	396
2018	1,028,000	5.7	24.3	0.22	168,800	387

Rate of Return

Under the Base Case scenario at a gold price at $750 per ounce, the Internal Rate of Return (IRR) is estimated at 21.3%, before taxes and government royalties.

The table below outlines the sensitivity of project economics to various price scenarios:

Gold Price ($)	IRR (%) (pre-tax & government royalties)	NPV at 0% discount ($M)
650	13.4	182.4
750	21.3	306.6
850	28.7	432.8

Next steps:

IAMGOLD continues to work proactively with the Government of Ecuador towards building a new Mining Code and Business Framework. The Company is progressing towards delivering a final Feasibility Study, an Environmental Impact Assessment and a Social Impact Assessment on the Quimsacocha Project by the fourth quarter of 2009.

Joseph Conway, President and CEO commented, "We are following an aggressive schedule to bring the Quimsacocha project to production in 2011. Over the next six months, we will be focused on initiating aspects of the Feasibility Study while working with the Government of Ecuador in developing the New Mining Code. We will continue to build positive relationships with the government of Ecuador that benefit and respect the long term interests of the Ecuadorian people."

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s Gold Money Policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates at the Quimsacocha gold project is based on information prepared under the supervision of, or has been reviewed by Mr. Francis Clouston, P. Eng., Manager - Project Evaluations Technical Services Group, and employed by IAMGOLD Corporation. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified person has verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol T. Banducci
President & CEO	Chief Financial Officer
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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